UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

 ___________________________

 MarkWest Energy Partners, L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
570759100
(CUSIP Number)
J. Michael Wilder
Vice President, General Counsel and Secretary
200 E. Hardin Street
Findlay, Ohio 45840
(419) 672-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 16, 2015
(Date of Event which Requires Filing of this Statement)
 ___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 570759100

1.	Name of Reporting Person: MPLX LP
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 29,990,141(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power:
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,990,141(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.15%(1), (2)
14.	Type of Reporting Person: PN

1.
Beneficial ownership of the MWE Common Units referred to herein is being reported hereunder solely because MPLX LP may be deemed to beneficially own such shares as a result of the Voting Agreements and the limited proxy granted therein described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by MPLX LP that it is the beneficial owner of any of the MWE Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreements and the limited proxy granted therein).

2.	Based upon 197,937,294 MWE Common Units issued and outstanding as of October 28, 2015, as reported in the Partnership’s Quarterly Report on Form 10-Q for the period ended September 30, 2015.

CUSIP No.: 570759100

1.	Name of Reporting Person: Sapphire Holdco LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 29,990,141(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: —
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,990,141(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.15%(1), (2)
14.	Type of Reporting Person: OO

1.
Beneficial ownership of the MWE Common Units referred to herein is being reported hereunder solely because Sapphire Holdco LLC may be deemed to beneficially own such shares as a result of the Voting Agreements and the limited proxy granted therein described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sapphire Holdco LLC that it is the beneficial owner of any of the MWE Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreements and the limited proxy granted therein).

2.	Based upon 197,937,294 MWE Common Units issued and outstanding as of October 28, 2015, as reported in the Partnership’s Quarterly Report on Form 10-Q for the period ended September 30, 2015.

CUSIP No.: 570759100

1.	Name of Reporting Person: MPLX GP LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 29,990,141(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: —
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,990,141(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.15%(1), (2)
14.	Type of Reporting Person: OO

1.
Beneficial ownership of the MWE Common Units referred to herein is being reported hereunder solely because MPLX GP LLC may be deemed to beneficially own such shares as a result of the Voting Agreements and the limited proxy granted therein described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by MPLX GP LLC that it is the beneficial owner of any of the MWE Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreements and the limited proxy granted therein).

2.	Based upon 197,937,294 MWE Common Units issued and outstanding as of October 28, 2015, as reported in the Partnership’s Quarterly Report on Form 10-Q for the period ended September 30, 2015.

CUSIP No.: 570759100

1.	Name of Reporting Person: Marathon Petroleum Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 29,990,141(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: —
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,990,141(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.15%(1), (2)
14.	Type of Reporting Person: CO

1.
Beneficial ownership of the MWE Common Units referred to herein is being reported hereunder solely because Marathon Petroleum Corporation may be deemed to beneficially own such shares as a result of its relationship with MPLX GP LLC, MPLX LP and Sapphire Holdco LLC as described in Item 2 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Marathon Petroleum Corporation that it is the beneficial owner of any of the MWE Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2.	Based upon 197,937,294 MWE Common Units issued and outstanding as of October 28, 2015, as reported in the Partnership’s Quarterly Report on Form 10-Q for the period ended September 30, 2015.

CUSIP No.: 570759100

Item 1.	Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the common units, representing limited partner interests (the “MWE Common Units”), of MarkWest Energy Partners, L.P., a Delaware limited partnership (the “Partnership”). The principal executive offices of the Partnership are located at 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, Colorado, United States.

Item 2.	Identity and Background
The names of the persons filing this Statement are MPLX LP, a Delaware limited partnership (“MPLX”), MPLX GP LLC, a Delaware limited liability company and the general partner of MPLX (“MPLX GP”), Marathon Petroleum Corporation, a Delaware corporation and the ultimate parent of MPLX GP (“MPC”), and Sapphire Holdco LLC, a Delaware limited liability company and a wholly owned subsidiary of MPLX (“Merger Sub”, and together with MPLX, MPLX GP and MPC, the “Reporting Persons”). MPLX is a fee-based, growth-oriented master limited partnership formed in 2012 by MPC to own, operate, develop and acquire pipelines and other midstream assets related to the transportation and storage of crude oil, refined products and other hydrocarbon-based products. MPLX GP is the general partner of MPLX and an indirect wholly owned subsidiary of MPC. MPC is the nation's fourth-largest refiner, with a crude oil refining capacity of approximately 1.7 million barrels per calendar day in its seven-refinery system. Merger Sub was formed for the sole purpose of merging with and into the Partnership, as described in Item 4 below.
The address of the principal business and the principal office of each of MPLX and MPLX GP is 200 E. Hardin Street, Findlay, Ohio, United States. The address of the principal business and the principal office of each of MPC and Merger Sub is 539 South Main Street, Findlay, Ohio, United States. The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of each of the Reporting Persons is set forth on Schedule A to this Statement.

During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
In connection with the Amended Merger Agreement (as defined below), MPLX, MPLX GP and Merger Sub entered into: (i) a Voting Agreement, dated July 11, 2015, with M&R MWE Liberty, LLC (“M&R”); (ii) a Voting Agreement, dated November 16, 2015, with Kayne Anderson Capital Advisors, L.P., a California limited partnership (“Kayne”); and (iii) a Voting Agreement, dated November 16, 2015, with Tortoise Capital Advisors, L.L.C., a Delaware limited liability company (“Tortoise” and, together with M&R and Kayne, the “Unitholders”), with respect to the transactions contemplated by the Amended Merger Agreement. The three voting agreements are collectively referred to as the “Voting Agreements.” The MWE Common Units to which this Statement relates have not been purchased by the Reporting Persons, and thus no funds were expended in connection with the Voting Agreements. For a description of the Voting Agreements, see Item 5 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction
On November 16, 2015, the Partnership, MPLX, MPLX GP, Merger Sub, and, for certain limited purposes set forth in the Merger Agreement (as defined below), MPC, entered into Amendment Number 2 (“Amendment Number 2”) to the Agreement and Plan of Merger dated as of July 11, 2015 (as previously amended, the “Merger Agreement” and, together with Amendment Number 2, the “Amended Merger Agreement”), among the Partnership, MPLX, MPLX GP, Merger Sub and, for certain limited purposes set forth in the Merger Agreement, MPC, pursuant to which Merger Sub will be merged with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a wholly owned subsidiary of MPLX (the “Surviving Entity”).

Amendment Number 2 provides that the cash consideration to be received by the Partnership’s common unitholders, including all holders of Canceled Awards (as defined below), will be $6.20 per common unit. MPC will contribute approximately $1,280 million in cash, representing all the cash necessary to pay the aggregate Cash Consideration (as defined below), to MPLX, without receiving any new equity in exchange.  As a result, under the Amended Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each outstanding MWE Common Unit, including all Canceled Awards, will be converted into the right to receive 1.09 MPLX common units (such consideration, the “Common Equity Consideration”) and $6.20 in cash per MWE Common Unit (the “Cash Consideration” and, together with the Common Equity Consideration, the “Common Merger Consideration”) and (b) each outstanding Partnership class B unit will be converted into the right to receive one MPLX class B unit. Under the Amended Merger Agreement, at the Effective Time, the Partnership class A units, all of which are owned by wholly owned subsidiaries of the Partnership, will be converted into a specified number of MPLX class A units, as more fully described in the Amended Merger Agreement.

As a result of the Merger, each phantom unit under the Partnership’s equity plans that is outstanding immediately prior to the Effective Time will become fully vested and converted into an equivalent number of MWE Common Units, which will be canceled and converted into the right to receive the Common Merger Consideration (each phantom unit, as so converted, a “Canceled Award”).

Consummation of the Merger is subject to customary conditions, including the approval of the Merger by unitholders representing a majority of the MWE Common Units outstanding and entitled to vote.

Upon consummation of the Merger, the certificate of limited partnership of the Partnership as in effect immediately prior to the Effective Time will remain unchanged and will be the certificate of limited partnership of the Surviving Entity. The partnership agreement of the Partnership as in effect immediately prior to the Effective Time will remain unchanged (except for any amendments which may be required to affect the Amended Merger Agreement) and will be the partnership agreement of the Surviving Entity. Upon consummation of the Merger, notwithstanding anything to the contrary in the partnership agreement of the Partnership, MPLX will be admitted as the sole limited partner of the Partnership and will hold all limited partner interests of the Partnership, and a to-be-formed, wholly owned subsidiary of MPLX will be admitted as the general partner of the Partnership. If the Merger is consummated, the MWE Common Units will cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
This summary of the Amended Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Amended Merger Agreement which is attached hereto as Exhibits 99.1 - 99.3 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
In connection with the Merger, M&R, Kayne and Tortoise each entered into a voting agreement with MPLX, MPLX GP and Merger Sub. Pursuant to the Voting Agreements, during the period each beginning on the execution of the applicable voting agreement and ending on the earlier of (i) the Effective Time or (ii) the termination of the Amended Merger Agreement, the Unitholders have agreed, among other things, to vote their respective MWE Common Units in favor of approval of the Merger.

As a result of the execution of the Voting Agreements and the limited proxy granted therein, each of MPLX, MPLX GP, MPC and Merger Sub may be deemed to beneficially own, and have shared voting power with respect to, the 29,990,141 MWE Common Units beneficially owned by the Unitholders that are subject to the Voting Agreements (the “Subject Units”), based on each Unitholders’ representations in the respective voting agreements. Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Subject Units referred to herein for any purpose, and such beneficial ownership is expressly disclaimed (subject to the Voting Agreements and the limited proxy granted therein).

The Subject Units constitute approximately 15.15% of the issued and outstanding MWE Common Units, based on the Partnership’s representation in the Partnership’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, that there were 197,937,249 MWE Common Units issued and outstanding as of October 28, 2015.

M&R, Kayne and Tortoise each have agreed to vote all of the MWE Common Units subject to the Voting Agreements in favor of the Merger and to take certain other specified actions in furtherance of the Merger.

This summary of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to a copy of each of the Voting Agreements which are attached hereto as Exhibits 99.4 - 99.6 and incorporated herein by reference.

Except for the Voting Agreements, the Amended Merger Agreement and the transactions contemplated by those agreements, none of the Reporting Persons, has effected any transaction in the MWE Common Units during the past 60 days. To the Reporting Persons’ knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Units, other than the Unitholders.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described in Items 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
The following documents are filed as exhibits:

Exhibit No.	Description
99.1
Agreement and Plan of Merger by and among MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation, Sapphire Holdco LLC and MarkWest Energy Partners, L.P., dated as of July 11, 2015 (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of MarkWest Energy Partners, L.P., filed on July 13, 2015)

99.2
Amendment to Agreement and Plan of Merger, dated as of November 10, 2015, by and among MarkWest Energy Partners, L.P., MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of MarkWest Energy Partners, L.P., filed on November 10, 2015)

99.3
Amendment Number 2 to Agreement and Plan of Merger, dated as of November 16, 2015, by and among MarkWest Energy Partners, L.P., MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of MarkWest Energy Partners, L.P., filed on November 17, 2015)

99.4
Voting Agreement dated as of July 11, 2015, among MPLX LP, MPLX GP LLC, Sapphire Holdco LLC and M&R MWE Liberty, LLC (Incorporated by reference to Exhibit 99.2 to the current report on Form 8-K of MarkWest Energy Partners, L.P., filed on July 13, 2015)

99.5
Voting Agreement, dated as of November 16, 2015, by and among MPLX LP, MPLX GP LLC, Sapphire Holdco LLC, Kayne Anderson Capital Advisors, L.P. and KA Fund Advisors, LLC (Incorporated by reference to Exhibit 99.2 to the current report on Form 8-K of MarkWest Energy Partners, L.P., filed on November 17, 2015)

99.6
Voting Agreement, dated as of November 16, 2015, by and among MPLX LP, MPLX GP LLC, Sapphire Holdco LLC and Tortoise Capital Advisors, L.L.C. (Incorporated by reference to Exhibit 99.3 to the current report on Form 8-K of MarkWest Energy Partners, L.P., filed on November 17, 2015)

99.7	Joint Filing Agreement by and among MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC, dated as of November 17, 2015

CUSIP No.: 570759100

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2015		MPLX LP

	By:	MPLX GP LLC,
its general partner

	By:	/s/ J. Michael Wilder
	Name:	J. Michael Wilder
	Title:	Vice President, General Counsel and Secretary

MPLX GP LLC

	By:	/s/ J. Michael Wilder
	Name:	J. Michael Wilder
	Title:	Vice President, General Counsel and Secretary

Sapphire Holdco LLC

	By:	/s/ Molly R. Benson
	Name:	Molly R. Benson
	Title:	Assistant Secretary

Marathon Petroleum Corporation

	By:	/s/ J. Michael Wilder
	Name:	J. Michael Wilder
	Title:	Vice President, General Counsel and Secretary

CUSIP No.: 570759100

Exhibit No.	Description
99.1
Agreement and Plan of Merger by and among MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation, Sapphire Holdco LLC and MarkWest Energy Partners, L.P., dated as of July 11, 2015 (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of MarkWest Energy Partners, L.P., filed on July 13, 2015)

99.2
Amendment to Agreement and Plan of Merger, dated as of November 10, 2015, by and among MarkWest Energy Partners, L.P., MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of MarkWest Energy Partners, L.P., filed on November 10, 2015)

99.3
Amendment Number 2 to Agreement and Plan of Merger, dated as of November 16, 2015, by and among MarkWest Energy Partners, L.P., MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of MarkWest Energy Partners, L.P., filed on November 17, 2015)

99.4
Voting Agreement dated as of July 11, 2015, among MPLX LP, MPLX GP LLC, Sapphire Holdco LLC and M&R MWE Liberty, LLC (Incorporated by reference to Exhibit 99.2 to the current report on Form 8-K of MarkWest Energy Partners, L.P., filed on July 13, 2015)

99.5
Voting Agreement, dated as of November 16, 2015, by and among MPLX LP, MPLX GP LLC, Sapphire Holdco LLC, Kayne Anderson Capital Advisors, L.P. and KA Fund Advisors, LLC (Incorporated by reference to Exhibit 99.2 to the current report on Form 8-K of MarkWest Energy Partners, L.P., filed on November 17, 2015)

99.6
Voting Agreement, dated as of November 16, 2015, by and among MPLX LP, MPLX GP LLC, Sapphire Holdco LLC and Tortoise Capital Advisors, L.L.C. (Incorporated by reference to Exhibit 99.3 to the current report on Form 8-K of MarkWest Energy Partners, L.P., filed on November 17, 2015)

99.7	Joint Filing Agreement by and among MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC, dated as of November 17, 2015

CUSIP No.: 570759100

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS
The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of MPLX GP LLC is set forth below. The business address for each executive officer is c/o MPLX GP LLC, 200 E. Hardin Street, Findlay, Ohio, United States. Each director and executive officer is a citizen of the United States.

Board of Directors of MPLX GP LLC

Name	Present Principal Occupation or Employment

Gary R. Heminger	Director and Chairman of the Board and Chief Executive Officer MPLX GP LLC

Pamela K. M. Beall	Director and President MPLX GP LLC

Donald C. Templin	Director and Executive Vice President MPLX GP LLC

Timothy T. Griffith	Director and Vice President and Chief Financial Officer MPLX GP LLC

David A. Daberko	Retired Chairman of the Board National City Corporation

Christopher A. Helms	Chief Executive Officer US Shale Energy Advisors LLC

Garry L. Peiffer	Retired President MPLX GP LLC

Dan D. Sandman	Retired Vice Chairman of the Board of Directors and Chief Legal & Administrative Officer United States Steel Corporation

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation

C. Richard Wilson	Owner Plough Penny Associates, LLC

Executive Officers of MPLX GP LLC

Name	Position

Gary R. Heminger	Chairman of the Board and Chief Executive Officer
Pamela K.M. Beall	Director and President
Donald C. Templin	Director and Executive Vice President
Timothy T. Griffith	Director and Vice President and Chief Financial Officer
John S. Swearingen	Vice President and Chief Operating Officer
Thomas Kaczynski	Vice President, Finance and Treasurer
J. Michael Wilder	Vice President, General Counsel and Secretary
Craig O. Pierson	Vice President, Operations
Ian D. Feldman	Controller and Principal Accounting Officer

CUSIP No.: 570759100
MPLX LP is managed by the directors and executive officers of its general partner, MPLX GP LLC.

The directors of MPLX GP LLC are not elected by the unitholders of MPLX LP and will not be subject to re-election by MPLX LP unitholders in the future. Marathon Petroleum Corporation indirectly owns all of the membership interests in MPLX GP LLC. The board of managers of a subsidiary of Marathon Petroleum Corporation appoints all members to the board of directors of MPLX GP LLC. MPLX GP LLC has ten directors.

CUSIP No.: 570759100
The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Marathon Petroleum Corporation is set forth below. The business address for each director and executive officer is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio, United States. Each director and executive officer is a citizen of the United States.

Board of Directors of Marathon Petroleum Corporation

Name	Present Principal Occupation or Employment

Thomas J. Usher	Non-Executive Chairman of the Board of Directors Marathon Petroleum Corporation

Evan Bayh	Partner McGuireWoods LLP

Charles E. Bunch	Executive Chairman of the Board PPG Industries

David A. Daberko	Retired Chairman of the Board National City Corporation

Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.

William L. Davis	Retired Chairman, President and CEO R.R. Donnelley & Sons Company

Gary R. Heminger	President, Chief Executive Officer and Director Marathon Petroleum Corporation

Donna A. James	Managing Director Lardon & Associates, LLC

James E. Rohr	Retired Executive Chairman and CEO The PNC Financial Services Group, Inc.

John W. Snow	Non-Executive Chairman of the Board Cerberus Capital Management, L.P.

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation

CUSIP No.: 570759100

Executive Officers of Marathon Petroleum Corporation

Name	Position
Gary R. Heminger	President and Chief Executive Officer
Pamela K. M. Beall	Senior Vice President, Corporate Planning, Government and Public Affairs
Richard D. Bedell	Senior Vice President, Refining
Timothy T. Griffith	Senior Vice President and Chief Financial Officer
Thomas Kaczynski	Vice President, Finance and Treasurer
Thomas M. Kelley	Senior Vice President, Marketing
Anthony R. Kenney	President, Speedway LLC
Rodney P. Nichols	Senior Vice President, Human Resources and Administrative Services
C. Michael Palmer	Senior Vice President, Supply, Distribution and Planning
John J. Quaid	Vice President and Controller
George P. Shaffner	Senior Vice President, Health, Environment, Safety and Security
John S. Swearingen	Senior Vice President, Transportation and Logistics
Donald C. Templin	Executive Vice President, Supply, Transportation and Marketing
J. Michael Wilder	Vice President, General Counsel and Secretary

CUSIP No.: 570759100
Sapphire Holdco LLC is managed by is member, MPLX LP. The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the member representative and each executive officer of Sapphire Holdco LLC is set forth below. The business address for the member representative and each executive officer is c/o Sapphire Holdco LLC, 539 S. Main Street, Findlay, Ohio, United States. The member representative and each executive officer is a citizen of the United States.

Member Representative of Sapphire Holdco LLC

Name	Present Principal Occupation or Employment

Pamela K. M. Beall	Member Representative Senior Vice President, Corporate Planning, Government and Public Affairs of Marathon Petroleum Corporation

Executive Officers of Sapphire Holdco LLC

Name	Position

Pamela K. M. Beall	President

Timothy T. Griffith	Vice President

Thomas Kaczynski	Vice President

John J. Quaid	Vice President